UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase
Notification of directors’ interests: Companies Act 1985 s.329
Notification of director’s interests: Companies Act 1985 s.329
Share Repurchase
Notification of directors’ interests: Companies Act 1985 s.329
Application for Block Listing under the Barclays SAYE Share Option Scheme
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329

Signatures
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase – 5 September 2003
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase – 16 September 2003
Notification of directors’ interests: Companies Act 1985 s.329
Application for Block Listing under the Barclays SAYE Share Option Scheme
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: October 13, 2003	By: /s/ Simon Pordage

Simon Pordage Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: October 13, 2003	By: /s/ Simon Pordage

Simon Pordage Head of Board Support

1 September 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 1 September 2003 that it had on 27 August 2003 exercised its discretion and released 13,000 ordinary shares in Barclays PLC and on 29 August 2003 exercised its discretion and released 47,560 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 1 September 2003 that it had on 26 August 2003 purchased a total of 1,380,318 ordinary shares in Barclays PLC at a price of 471.92p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 1 September 2003 that it had on 26 August 2003 purchased a total of 34,512 ordinary shares in Barclays PLC at a price of 471.92p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,290,615 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 5th September 2003 it purchased for cancellation 200,000 of its Ordinary shares at a price of 466.04 pence per share.

8 September 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 8 September 2003 that it had on 5 September 2003 exercised its discretion and released 91,356 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 8 September 2003 that on 8 September 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 472.00p per share:

Director	Number of Shares
Mr C J Lendrum	26
Mr J S Varley	26

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	220,444	—
Mr J S Varley	303,652	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,199,259 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

12 September 2003

Barclays PLC

Notification of director’s interests: Companies Act 1985 s.329

Sir Richard Broadbent notified the Company on 11 September 2003 that on 11 September 2003 he had purchased 2,000 ordinary shares in the Company at a price of 466.40p per share.

Following these transactions, Sir Richard has a total beneficial interest in 2,000 ordinary shares in Barclays PLC.

Further to the announcement made on 29 July 2003 in respect of the appointment of Sir Richard Broadbent as a non-executive director to the Boards of Barclays PLC and Barclays Bank PLC with effect from 1 September 2003, there are no other details that are required to be disclosed in respect of Sir Richard’s appointments under paragraphs 6.F.2 (b) — (g) and 16.4 of the Listing Rules of the UK Listing Authority.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 16th September 2003 it purchased for cancellation 910,000 of its Ordinary shares at a price of 491.70 pence per share.

22 September 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 22 September 2003 that it had on 18 September 2003 exercised its discretion and released 5,594 ordinary shares in Barclays PLC and on 19 September 2003 exercised its discretion and released 22,777 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,170,888 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 3,000,000 Ordinary shares of 25p each under the Barclays SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

29 September 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 29 September 2003 that it had on 22 September 2003 exercised its discretion and released 9,980 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 29 September 2003 that it had on 22 September 2003 released a total of 450 ordinary shares in Barclays PLC at a price of 493.50p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,160,458 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

30 September 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 29 September 2003 that it subscribed for a total of 18,691,316 Barclays PLC ordinary shares on 29 September 2003 at a price of 471.75p per share. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the “Schemes”)).

Following this transaction, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 100,851,774 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.